AUSTAL

SUPPL

82-34830

17 August 2005

05010984

Securities and Exchange C
Office of International Co
Division of Corporation Fi
450 Fifth Street NW
Washington DC 20549
USA

Re: Austal Limited – Ticker Symbol AUTLY

Dear Sirs:

Enclosed is a copy of the following documents, submitted to you in order to maintain our exemption pursuant to Rule 12g3.2(b) under the Securities Exchange Act of 1934.

- 16/08/2005 Changes relating to Buy Back- Appendix 3D
- 16/08/2005 Full Year Results Analysts Presentation
- 16/08/2005 Open Briefing Austal Ltd Chairman on FY05 Result and Outlook
- 16/08/2005 Reports Record Profit- Steady Forward Outlook
- 16/08/2005 Full Year Results
- 16/08/2005 Appointment of Non Executive Director
- 12/08/2005 Reporting Date
- 09/08/2005 Form 484 Change to Company Details
- 13/07/2005 Daily Share Buy-Back Notice
- 12/07/2005 Daily Share Buy-Back Notice
- 30/06/2005 Confirms Contract for Private Cruise Vessels
- 29/06/2005 Update on Stena Rederi Patent Decision
- 28/06/2005 Austal Appoints Chief Operating Officer

PROCESSED
SEP 08 2005
THOMSON
FINANCIAL

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours truly

NICOLE VANPRAAG
MARKETING OFFICER

Enclosures:
As above

100 Clarence Beach Road
Henderson
Western Australia 6166

Tel +61 8 9410 1111
Fax +61 8 9410 2564
Email marketing@austal.com
www.austal.com

ASX
AUSTRALIAN STOCK EXCHANGE

16 AUG 2005

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/08/2005

TIME: 16:35:16

TO: AUSTAL LIMITED

FAX NO: 08-9410-2564

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Changes relating to Buy Back - Appendix 3D

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule3.8A

Appendix 3D

Changes relating to buy-back (*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
Austal Limited	73 009 250 266

We (the entity) give ASX the following information.

1	Date that an Appendix 3C or the last Appendix 3D was given to ASX	23 August 2004

Information about the change

Complete each item for which there has been a change and items 9 and 10.

		Column 1 (Details announced to market in Appendix 3C or last Appendix 3D)	**Column 2** (Details of change to buy-back proposals)
	On-market buy-back		
2	Name of broker who will act on the company's behalf	ABN AMRO EQUITIES AUSTRALIA LIMITED	ABN AMRO EQUITIES AUSTRALIA; or EUROZ SECURITIES LIMITED; or MACQUARIE EQUITIES LIMITED
3	Deleted 30/9/2001.		
4	If the company intends to buy-back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage. The reference to a maximum number is to the total number including shares already bought back and shares remaining to be bought back. If the total has not changed, the item does not need to be completed.	Up to 9,645,593 shares	No change
5	If the company intends to buy-back a maximum number of shares - the number remaining to be bought back	Up to 9,645,593 shares	Up to 5,724,673 shares

+See chapter 19 for defined terms.

6	If the company intends to buy-back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	Commencing 7 September 04 and ending 6 September 05.	Unlimited duration
7	If the company intends to buy-back shares if conditions are met - those conditions	-	-

All buy-backs

8	Any other change	-	-
9	Reason for change	-	
10	Any other information material to a shareholder's decision whether to accept the offer *(eg. details of any proposed takeover bid)*	-	

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 16-8-05..............
(Director)

Print name: M J Atkinson

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/08/2005

TIME: 12:04:00

TO: AUSTAL LIMITED

FAX NO: 08-9410-2564

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Full Year Results Analysts Presentation

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AUSTAL

2005 Annual Results Presentation

AUSTAL

2005 Financial Highlights

- Net profit after tax — $35.5m (up 76%)
- EPS — 18.5 cents
- Dividend — 9 cents fully franked
- Share Buy-Back — 3.6m shares (1.8%)
- Austal USA — $1.4m loss

AUSTAL

Five Year Summary

$ million	2001	2002	2003	2004	2005
Revenue	194.5	343.6	307.7	310.1	321.3
EBIT	2.0	33.5	-39.4	24.4	41.3
EBIT %	1%	10%	-13%	8%	13%
Profit before tax	3.1	35.1	-36.7	24.7	42.5
Tax expense	10.7	-5.9	12.5	-5.0	-7.6
OEI	0.7	1.1	5.5	0.4	0.6
Net Profit	**14.5**	**30.4**	**-18.7**	**20.1**	**35.5**
EPS (cents)	9.1	16.3	-9.7	10.4	18.5

AUSTAL

Recent and Current Projects



58m cruise
36m cruise
6 x NSW Patrol Boats
2 x 45m ferries
67m ferry
38m cruise
85m ferry
12 x RAN Patrol Boats
50m cruise
2 x 47.5m ferries
127m ferry
10 x Yemen Patrol Boats
56m ferry
3 x Kuwait patrol boats
86m ferry
003
2004
2005
2006
2007
2008

AUSTAL

Current Orders

- 6 x 16m patrol boats
- 37m cruise vessel
- 45m passenger ferry
- 45m vehicle-passenger ferry
- 11 (13) x 56m patrol vessels
- 58m charter / cruise vessel
- 67m vehicle-passenger ferry
- Littoral Combat Ship design









AUSTAL

Typical cost structure of an Austal vessel


10%
21%
8%
23%
38%
Labour
Aluminium
Main engines, waterjets, gearboxes etc
Other materials, overheads and general expenses
EBIT

AUSTAL

Outlook for 2006

- Australian operations well placed in potential contracts – outcomes will be known in the second half of the calendar year.
- US operations – profit contribution expected in 2006 following confirmation of Hawaii project and initial Littoral Combat Ship.

AUSTAL

Outlook for 2006

- Total forward orders of $288m at 30 June 2005. Following to be confirmed by 31 December 2005;

– 2 x Hawaii Superferry	$215m
– 1 x LCS vessel	$150m
– 2 x RAN patrol boats	$50m
– Commercial orders	???m
TOTAL	**$415m +**

AUSTAL

Austal Limited in 3 - 5 years

Austal Limited

Austal Ships & Austal Image	Austal (USA) (70% held)	"Austal Defence JV"
Revenue Presently $313m pa	**Revenue** Up to $300m pa (now $15m)	**Revenue** More than $400m pa
Mature Business Commercial Ferries Patrol Boats (Mid-East/Asia)	**Evolving Business** Littoral Combat Ship Commercial Ferries	**Opportunities** Amphibious Ship Project Australian Submarine Corp

AUSTAL

Austal USA Expansion

- Completion of US$18m expansion due in October 2005
- Funded by
  - Grants : US$10m from City of Mobile / State of Alabama
  - Loan : US$6m from General Dynamics

AUSTAL

Austal USA


AUSTAL USA
AUSTAL USA
Northern Expansion
Existing Facility

AUSTAL

US Manpower

- Production manpower presently 300
- Requirement for 360 at 31 December 2005
- Ultimate requirement over 600

AUSTAL

Status of Hawaii project at 30 June 2005

- Closing due in September
- Change in engine from MAN to MTU requiring MARAD approval
- Environment issues – Hawaii Superferry successful at State level but now in Federal arena. HSF do not expect this to delay Closing.

AUSTAL

Status of Hawaii project at 30 June 2005



AUSTAL

US Navy
Littoral Combat Ship

- Austal is ship designer and builder in one of two teams.
- Austal partnered with General Dynamics.
- "Flight 0" comprises 4 ships – two for each team.
- Construction of first GD/Austal vessel expected to commence in Oct 2005.
- US Navy advise requirement for up to 75 vessels over 20 years.
- Austal share approximately $150m per vessel.



AUSTAL

US Navy Littoral Combat Ship



AUSTAL

Public Statements by US Navy

- *"absolutely convinced…there will be a rush to build 50…and then a move for another 25 or 50 ships"* – **Admiral Vern Clark, Chief of Naval Operations – 3 June 2005**

AUSTAL

Status of LCS

- Awaiting exercise of option for initial vessel in October 2005 following passage of US Budget.
- Second vessel option must be exercised by the end of 2006.

AUSTAL

Potential large volumes of LCS vessels

- US Navy long term force structure sent to Congress in March calls for;
  - 7 vessels by 2010
  - 27 vessels by 2014
  - 52 vessels by 2019
  - Up to 75 vessels by 2024

- Austal has the *leading edge* vessel design.

AUSTAL

Austal 127m LCS

- Length 127.1 metres
- Beam 30.4 metres
- Speed 41 to 48 knots
- Range Over 4000 nm
- Flight Deck 1030 sqm
- Delivery 30 September 07

AUSTAL

LCS based on proven commercial technology





AUSTAL

Australian Naval Opportunities

- Australian Submarine Corporation to be privatised
  - Holds 25 year submarine maintenance contract
  - Recently awarded preferred builder for the $6 billion AWD contract
- Amphibious Ship Project - $2 billion
  - $1.5-$2.0b project, with contract award in early 2007
  - Project runs to 2014
  - Austal / Raytheon likely to include another in its team

AUSTAL

Summary

- Increasing diversity and reliability of earnings
  - Market leader in high speed ferries
  - Growth in Middle East and Asia for patrol vessels
- Large potential growth;
  - for the US$16.5 billion Littoral Combat Ship Project
  - conventional naval shipbuilding in Australia
- Continuation of share buy-back when opportunities arise

AUSTAL

Location of Austal vessels


Norway
Denmark
Germany
Estonia
UK
Ireland
Greece
Milwaukee
New York
Portugal
Turkey
Canaries
Spain
Malta
Kuwait
Japan
Miami
Bahamas
China
French Caribbean
Italy
Saudi Arabia
Hong Kong
Mexico
Venezuela
Yemen
Malaysia
Singapore
Maldives
Indonesia
Darwin
New Caledonia
Tahiti
Broome
Cairns
Perth
Sydney
South Australia
New Zealand

Locations show where Austal vessels are operating today

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/08/2005

TIME: 12:02:08

TO: AUSTAL LIMITED

FAX NO: 08-9410-2564

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Open Briefing Austal Ltd Chairman on FY05 Result & Outlook

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Attention ASX Company Announcements Platform
Lodgement of Open Briefing®

AUSTAL
SHIPS

open briefing
corporatefile.com.au

Austal Limited
100 Clarence Beach Road
Henderson, Western Australia 6166

Date of lodgement: 16-Aug-2005

Title: Open Briefing®. Austal Ltd. Chairman on FY05 Result & Outlook

Record of interview:

corporatefile.com.au
Austal Limited reported today $35.5 million net profit after tax and outside equity interests for the year ended 30 June 2005, up 76 percent from $20.1 million last year. Revenue in FY05 amounted to $321.3 million compared with $310.1 million last year. What were the key drivers behind this result?

Chairman John Rothwell
We have remained focused on commercial and military vessels and all our contracts performed satisfactorily.

The main improvement was in our Australian business which focused on the production of commercial vessels and patrol boats. Our US operation continued to operate at a loss of $1.4 million as it focused on expanding its capacity to undertake defence contracts for the US Navy. The main increase in our capital expenditure was a result of the construction of our new production facilities in the US, which was partially funded by a grant from the State of Alabama and a loan from General Dynamics, our partner in the US Navy's Littoral Combat Ships (LCS) project.

During the year, we made several significant deliveries of both commercial and defence vessels. We delivered the 127-metre trimaran ferry "Benchijigua Express" to Fred. Olsen, S.A. for operation in the Canary Islands. We also completed the construction of a 50-metre luxury tourism vessel "True North" and a 38-metre

research vessel. At year end, we had neared completion of an 85-metre vehicle-passenger catamaran for Hellenic Seaways of Greece. In addition, we received new orders during the year for a 67-metre vehicle-passenger ferry for Virtu Ferries of Malta, two 45-metre catamarans for L'Express des Iles for operation in Guadeloupe and two orders for a 37-metre and a 58-metre cruise vessel for private and charter use.

In terms of defence vessels, we delivered the first of 12 Armidale Class Patrol Boats to the Royal Australian Navy and ten 37.5-metre patrol boats to the Republic of Yemen. We also became the selected builder for six patrol boats for the New South Wales Water Police.

corporatefile.com.au
EBIT increased to $41.3 million from $24.4 million. EBIT margin rose to 13 percent from 8 percent. Is there scope for further improvement?

Chairman John Rothwell
We are pleased with our EBIT margin improvement. We believe that an EBIT margin ranging between 8 percent and 13 percent is sustainable in the long term.

corporatefile.com.au
In your Chairman's Report on the FY05 results, you flagged that there are tenders in progress for some large commercial ferries. Can you comment on these?

Chairman John Rothwell
At present, we have a tender in progress for large vehicle-passenger ferries for which we are well positioned. Given the current enquiry rate for our vessels, we expect to operate our Australian and US businesses at full or near full capacity this financial year.

corporatefile.com.au
Following the absence of a dividend last year, you declared a fully franked dividend of 9 cents per share in FY05. What level of dividends do you regard as sustainable?

Chairman John Rothwell
The Board in principle prefers to return 40 percent to 50 percent of our earnings to our shareholders. We confirmed that would be the case for this year and we expect the same approach in the future - but always subject to our capital needs.

corporatefile.com.au
In your last Open Briefing in June, you indicated the US Navy plans to increase the number of vessels required for the first phase of construction (Flight 0) of the LCS programme to between three and five vessels per contractor. When do you expect this plan to be finalised and to receive such contracts?

Chairman John Rothwell
It is not yet a firm plan, although Assistant Secretary to the US Navy John Young has indicated that an increase in the number of Flight 0 vessels from between one and two per contractor to between three and five per contractor is likely.

corporatefile.com.au
What progress have you made in hiring your targeted number of employees required for the LCS project by December 2005?

Chairman John Rothwell
Our target is a total of 350 production employees by December 2005. We've increased our production workforce to around 300 people so far and we are confident that we can achieve this target.

corporatefile.com.au
Your contract to construct two large ferries for Hawaii Superferry was conditional on finance and subject to the passing of a Hawaiian government bill and the upgrading of port facilities. What's the status of this project and what are the outstanding requirements?

Chairman John Rothwell
In our Open Briefing in June, I indicated that the Hawaii Superferry project would be coming to fruition in August or September 2005, when finance becomes unconditional. September remains likely on the basis of the information we now have.

Hawaii Superferry is preparing a request to the US Maritime Administration (MARAD) to change the engine supplier following advise from M.A.N. that it was unable to meet the required delivery date.

In addition, while Hawaii Superferry was successful in defeating an environmental challenge at the state level, the matter has now moved into the federal level. Nonetheless, Hawaii Superferry does not anticipate this will delay the closing of the project which is expected to take place in September.

corporatefile.com.au
The Australian Submarine Corporation (ASC) recently became the preferred shipbuilder to supply the Royal Australian Navy three new Air Warfare Destroyers. When will ASC's privatisation process begin and can you comment on your plans to bid for it?

Chairman John Rothwell
The Federal Government has signalled its intention to privatise ASC. However, there is no confirmed timeline at this point in time. We are considering various options in relation to potential partners and equity arrangements and we remain interested in participating in an ownership structure should the opportunity arise.

corporatefile.com.au
What's the status of the acquisition of two more vessels for the Royal Australian Navy in addition to the 12 vessels you're already contracted to supply them?

Chairman John Rothwell
We've now lodged an offer to the Commonwealth for the two additional vessels and hope that the contract will be confirmed by the end of this calendar year.

corporatefile.com.au
How are you addressing the skills shortage and how is it impacting your ability to meet orders?

Chairman John Rothwell
We are acting on a number of different fronts and there is no singular solution. We are introducing new shipbuilding methods that reduce time wastage, increase automation and de-skill certain aspects of the work. We are recruiting from overseas and we are likely to sub-contract some additional work. Whilst meeting delivery dates on vessels will remain challenging and we have experienced slight over-runs, it is not affecting us seriously.

corporatefile.com.au
You recently appointed a new Chief Operating Officer, Stephen Murdoch. What does he bring to the company and what are his responsibilities?

Chairman John Rothwell
Steve Murdoch has spent many years managing mining projects and also has excellent manufacturing experience with a particular focus on HR and productivity issues.

corporatefile.com.au
What are the longer term plans for Austal? What are your priorities for FY06 and what guidance can you provide?

Chairman John Rothwell
The longer term vision for Austal is to continue to diversify into the high technology shipbuilding area and broaden our product base, with the aim of reducing the variability of our earnings.

Our plans for the year are to confirm more commercial and defence orders for which we are well placed, build on our workforce and continue to improve our productivity. Shipbuilding is not a hugely capital intensive industry and we therefore anticipate being able to achieve growth without the need for substantial additional capital.

We will continue to develop our management team so we can move the business forward over the longer term and position the company to participate in the wider Australian naval shipbuilding sector.

We have a good potential order book in Australia. There are also a number of opportunities in the US which we will further develop. The LCS project has been on the horizon for some time. We are confident that an initial construction contract will come to fruition in the current half of this financial year. Recent statements made by the US Navy indicate that the project is moving forward and getting larger.

corporatefile.com.au
Thank you John.

To read previous Austal Limited Open Briefings, or to receive future Open Briefings by email, please visit www.corporatefile.com.au.

For more information about Austal Limited, view www.austal.com or call John Rothwell or Michael Sier on (08) 9410 1111.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/08/2005

TIME: 10:15:21

TO: AUSTAL LIMITED

FAX NO: 08-9410-2564

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Reports Record Profit - Steady Forward Outlook

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AUSTAL
LIMITED

COMPANY ANNOUNCEMENT / NEWS RELEASE
16 AUGUST 2005

AUSTAL REPORTS RECORD PROFIT
STEADY FORWARD OUTLOOK

Austal Limited announces a record net profit after tax and outside equity interests of $35.5 million for the financial year ended 30 June 2005. A dividend of 9 cents per share fully franked is to be paid on 25 October 2005.

Significant to the company's growth in the defence market the company successfully delivered the first Armidale Class patrol boat for the Royal Australian Navy and the 127 metre trimaran, which forms the basis for the vessel being designed for the US Navy.

Austal Executive Chairman, Mr John Rothwell, commented, "This is not only a pleasing financial result, but the vessels delivered during the year have laid a strong foundation for future achievements in the defence market and the new generation of commercial ferries."

The future for the US facility will be focused on defence projects in anticipation of Littoral Combat Ship orders for the US Navy, while the Australian operation is currently well placed in several tender proposals representing large order volumes.

In accordance with the company's previous strategy and, subject to operating requirements and market conditions, the company may continue to buy back its shares up to an aggregate of 5% of issued capital.

ENDS

For further information:
John Rothwell, Chairman, Austal Limited
or
Michael Sier
Tel: 08 9410 1111, Fax: 08 9410 2564
www.austal.com

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/08/2005

TIME: 10:13:04

TO: AUSTAL LIMITED

FAX NO: 08-9410-2564

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Full year results

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/08/2005

TIME: 10:13:03

TO: AUSTAL LIMITED

FAX NO: 08-9410-2564

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appointment of Non Executive Director

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AUSTAL
LIMITED

COMPANY ANNOUNCEMENT
16 August 2005

AUSTAL WELCOMES DARIO AMARA AS NON EXECUTIVE DIRECTOR

Following an extensive search the Austal Board, is pleased to announce the appointment of Dario Amara as a Non Executive Director effective 16 August 2005.

Mr Amara brings to Austal 25 years of commercial engineering and contracting experience, gained both in Australia and overseas. For the past 16 years he has occupied senior executive positions and until recently, successfully led a major engineering group.

Austal Executive Chairman, John Rothwell commented, "With the great opportunities ahead of Austal, gaining a Board member with Dario's depth of experience is very fortunate. This in addition to the recently announced senior management changes, gives us the right balance for continued success."

A qualified engineer based in Western Australia, Mr Amara added, "I am excited about this appointment as Austal is a truly international enterprise and proudly Western Australian. I look forward to making a valuable contribution to its continued future success."

ENDS

For further information:
John Rothwell, Chairman, Austal Limited
or
Austal Public Relations
Tel: 08 9410 1111, Fax: 08 9410 2564
Email: pubrel@austal.com
www.austal.com

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 12/08/2005

TIME: 16:21:21

TO: AUSTAL LIMITED

FAX NO: 08-9410-2564

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Reporting Date

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AUSTAL
LIMITED

COMPANY ANNOUNCEMENT / NEWS RELEASE
12 AUGUST 2005

AUSTAL REPORTING DATE

Austal Limited wishes to advise that it will be announcing its Full Year Results at 8am WST Tuesday, 16 August 2005.

ENDS

For further information:
Michael Sier
Tel: 08 9410 1111, Fax: 08 9410 2564
www.austal.com

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 09/08/2005

TIME: 13:35:47

TO: AUSTAL LIMITED

FAX NO: 08-9410-2564

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Form 484 Change to Company Details

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name – officeholders or members
A3 Change – ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name: Austal Limited

ACN/ABN: 73 009 250 266

Corporate key: 86780235

Lodgement details

Who should ASIC contact if there is a query about this form?

Name: Michael Sier

ASIC registered agent number (if applicable):

Telephone number: 08 9410 1111

Postal address:
100 Clarence Beach Road
Henderson WA 6166

Total number of pages including this cover sheet: 6

Please provide an estimate of the time taken to complete this form. - hrs 15 mins

Signature

This form must be signed by a current officeholder of the company

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name: Michael Atkinson

Capacity
- [x] Director
- [ ] Company secretary

Signature

Date signed
0 8 / 0 8 / 0 5
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes

Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A — S.256E**
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back — **ss.257H(3)**
- [ ] Minimum holding buy-back by listed company
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
Ordinary	366,036	$622,228

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

11/07/05
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

If yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

If no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. *Details of share classes not affected by the change are not required here.*

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD	Ordinary Shares	188,990,953	39,351,145	-

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

1 1 / 0 7 / 0 5
[D D] [M M] [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top 20 need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ...(number)	Shares decreased by ...(number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 members (y/n)

*Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top 20 need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ...(number)	Shares decreased by ...(number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 members (y/n)

*Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

[D D] / [M M] / [Y Y]

ASX
AUSTRALIAN STOCK EXCHANGE

13 JUL 2005

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 13/07/2005

TIME: 10:43:11

TO: AUSTAL LIMITED

FAX NO: 08-9410-2564

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Daily Share Buy-Back Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
AUSTAL LIMITED	73 009 250 266

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	23 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	3,885,464	35,456
4	Total consideration paid or payable for the shares	$6,755,901	$60,275

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $1.83 date: 01-Nov-04 lowest price paid: $1.60 date: 13-May-05	highest price paid: $1.70 lowest price paid: $1.70 highest price allowed under rule 7.33: $1.7850

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	5,724,673

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... (Director/ Company Secretary) Date: 13/7/05

Print name: M.J. Atkinson

+ See chapter 19 for defined terms.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 12/07/2005

TIME: 09:41:37

TO: AUSTAL LIMITED

FAX NO: 08-9410-2564

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Daily Share Buy-Back Notice

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
AUSTAL LIMITED	73 009 250 266

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	23 August 2004

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	3,554,884	330,580
4	Total consideration paid or payable for the shares	$6,193,948	$561,953

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $1.83 date: 01-Nov-04 lowest price paid: $1.60 date: 13-May-05	highest price paid: $1.70 lowest price paid: $1.69 highest price allowed under rule 7.33: $1.8207

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	5,760,129

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... (Director) Date: 12/7/05

Print name: M.J. Atkinson

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 30/06/2005

TIME: 11:59:31

TO: AUSTAL LIMITED

FAX NO: 08-9410-2564

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Confims Contract for Private Cruise Vessels

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AUSTAL
LIMITED

COMPANY ANNOUNCEMENT
30 June 2005

AUSTAL CONFIRMS CONTRACTS FOR PRIVATE CRUISE VESSELS

On 12 May Austal announced the conditional signing of two new contracts for private cruise vessels valued in excess of $30 million to be built at the Austal-Image shipyard.

Austal is pleased to confirm that the conditions relevant to these contracts have been fulfilled. At 37 and 58 metres the vessels will be delivered over a 19 month period following on from the yard's recent successful delivery of the 50 metre "True North" that is now in service.

ENDS

For further information:
John Rothwell, Chairman, Austal Limited
or
Austal Public Relations
Tel: 08 9410 1111, Fax: 08 9410 2564
Email: pubrel@austal.com
www.austal.com

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 29/06/2005

TIME: 16:55:24

TO: AUSTAL LIMITED

FAX NO: 08-9410-2564

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Update on Stena Rederi Patent Decision

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AUSTAL
LIMITED

COMPANY ANNOUNCEMENT
29 June 2005

UPDATE TO STENA REDERI PATENT DECISION

Further to the decision in the Federal Court handed down on June 17, to dismiss Austal's appeal, Austal has reviewed the full decision in more detail and comments as follows;

The background is that European vessel operator Stena Rederi applied for an Australian patent concerning hull design for multi hull fast vessels. Austal appealed the application on the basis that it infringed on Austal's business as a designer and builder of fast vehicle and passenger ferries. Austal was previously successful in appealing against the granting of the patent in Europe.

During the lengthy objection and appeal process Stena's application was modified to provide a more concise and narrower definition of their claim.

The decision has reinforced a very precise interpretation of these narrowed claims.

Austal Executive Chairman, John Rothwell commented, "Austal welcomes the judge's decision in that it has clarified various issues concerning the interpretation of the patent application. The judge's detailed consideration and interpretation of the claims of the patent leads us to conclude that vessels delivered by Austal fall outside the scope of the patent and that in consequence Austal has no case to answer in respect of infringement of the patent".

ENDS

For further information:
John Rothwell, Chairman, Austal Limited
or
Austal Public Relations
Tel: 08 9410 1111, Fax: 08 9410 2564
Email: pubrel@austal.com
www.austal.com

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/06/2005

TIME: 17:33:23

TO: AUSTAL LIMITED

FAX NO: 08-9410-2564

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Austal Appoints Chief Operating Officer

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AUSTAL
LIMITED

COMPANY ANNOUNCEMENT
28 June 2005

AUSTAL APPOINTS CHIEF OPERATING OFFICER

With the previously announced resignation of current Managing Director, Bob McKinnon becoming effective on 30 June 2005, Austal is pleased to confirm the appointment of Stephen Murdoch as Chief Operating Officer.

Stephen brings to Austal substantial experience through his diverse involvement in the mining and manufacturing industry.

Commenting on the appointment Austal Executive Chairman, John Rothwell said, "With Austal poised to enter its most exciting and challenging growth phase I am confident we have the right combination of talent, energy and enthusiasm to move the business forward."

ENDS

For further information:
John Rothwell, Chairman, Austal Limited

or

Austal Public Relations
Tel: 08 9410 1111, Fax: 08 9410 2564
Email: pubrel@austal.com
www.austal.com